

Mail Stop 3628

November 19, 2009

Via Facsimile (714.546.9035) and U.S. Mail

Derek D. Dundas, Esq.
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626

> **Re: Piedmont Office Realty Trust, Inc.**
> **Schedule TO-T filed November 16, 2009 by Opportunity Investment**
> **Fund I, LLC**
> **File No. 005-80150**

Dear Mr. Dundas:

We have limited our review of the filing to those issues we have addressed in our comments. Where indicated, we think the bidder should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand the bidder's disclosure. After reviewing this information, we may raise additional comments. All defined terms used in this letter have the same meaning as in the filing listed above, unless otherwise indicated.

The purpose of our review process is to assist the bidder in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

Offer to Purchase

First Come First Served Acceptance, page 3

1. As discussed in our telephone conversation on November 18, 2009, please revise this offer to comply with Exchange Act Rule 14d-8.

When to Withdraw, page 6

2.   As discussed in our telephone conversation, please revise the January 31 deadline to comply with Exchange Act section 14(d)(5).

Payment, page 6

3.   Purchaser discloses that it will pay holders within three business days to the extent possible but not to exceed 60 days upon the confirmation from the Corporation that the Shares will be transferred to the Purchaser. Rule 14e-1(c) requires that the Purchaser pay the consideration offered "promptly" upon expiration of the offer. Please revise here and throughout the document, as necessary, including in the section entitled "Step 5" on page 9.

*   *   *

As appropriate, please amend the filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with the amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing the amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all material information to investors. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Derek D. Dundas, Esq.
Rutan & Tucker, LLP
November 19, 2009
Page 3

        In addition, please be advised that the Division of Enforcement has access to all
information you and the bidder provide to the staff of the Division of Corporation Finance
in our review of the filing or in response to our comments on the filing.

        Please direct any questions to me at (202) 551-3444. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to me at the following
ZIP code: 20549-3628.

                            Sincerely,

                            Perry J. Hindin
                            Special Counsel
                            Office of Mergers & Acquisitions